Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions except ratio)

Nine Months Ended
September 30, 2005
Earnings from Continuing Operations	$2,396
Add (deduct):
Taxes on earnings from continuing operations	824
Capitalized interest cost, net of amortization	(8)
Minority interest	7

Earnings from Continuing Operations as adjusted	$3,219

Fixed Charges:
Interest on long-term and short-term debt	180
Capitalized interest cost	18
Rental expense representative of an interest factor	46

Total Fixed Charges	244

Total adjusted earnings available for payment of fixed charges	$3,463

Ratio of earnings to fixed charges	14.2

NOTE:            For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings from continuing operations for taxes on earnings from continuing operations; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.